August 8, 2008


Filed via EDGAR and
Delivered via Facsimile (202) 772-9205

Mr. Kyle Moffatt                             Ms. Kathryn Jacobson
Accountant Branch Chief                      Senior Staff Accountant
Securities and Exchange Commission           Securities and Exchange Commission
Division of Corporation Finance              Division of Corporation Finance
100 F Street, N.E.                           100 F Street, N.E.
Washington, D.C. 20549                       Washington, D.C. 20549

         Re:      First Montauk Financial Corp.
                  Form 10-K for the Year Ended December 31, 2007, as amended File No. 1-33656

Dear Mr. Moffatt and Ms. Jacobson:

         This letter sets forth the response of First Montauk Financial Corp. ("Montauk" or the "Company") to the Staff's comments as set forth in your letter dated July 17, 2008 concerning the above-referenced filing. In presenting this response, we have followed the enumerated comments as set forth in your letter. Please note that in the event you have any questions regarding this submission, please contact the undersigned, Mindy Horowitz, First Montauk Financial Corp., Parkway 109 Office Center, 328 Newman Springs Road, Red Bank, New Jersey 07701, telephone (732) 842-4700.

         The Company's responses are as follows:

Comment 1. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

Response

         We wish to advise the Staff that the Company's management did in fact perform its assessment of internal controls over financial reporting as of December 31, 2007. The Company has revised its disclosure in Item 9(a)-Controls and Procedures in its Annual Report on Form 10-K for the year ended December 31, 2007 in Amendment No. 2 which is simultaneously being filed herewith, to more fully describe the assessment of internal controls over financial reporting undertaken by management, in compliance with the new disclosure requirements. For your reference, the new disclosure language appears in Appendix A attached to this letter.

Comment 2. We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Response

The Company has revised the Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K to include the introductory language of Paragraph 4 and the language of Paragraph 4(b) of Item 601(b)(31) of Regulation S-K. The revised Certifications are being filed simultaneously with this response as part of the Company's Amendment No. 2 to the Annual Report on Form 10-K for the year ended December 31, 2007.
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                                                Securities & Exchange Commission
                                                                  August 8, 2008
                                                                  Page 2


         The Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         o staff comments or changes to disclosure in response to staff comments in the Company's filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in the staff's review of the Company's filings or in response to the staff's comment on the Company's filings.

         Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments please do not hesitate to contact the undersigned.

                                             Very truly yours,

                                             /s/ Mindy Horowitz

                                             Mindy Horowitz
                                             Acting Chief Financial Officer

cc:    Mr. Victor K. Kurylak


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                                                Securities & Exchange Commission
                                                                  August 8, 2008
                                                                  Page 3


                                   APPENDIX A


Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective such that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure. A controls system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management's Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. Based on this evaluation, our management, with the participation of the Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2007, our internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting. During the most recent quarter ended December 31, 2007, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) ) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.